UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement Under Section 14(d)(4)
of the Securities Exchange Act of 1934

(Amendment No. 1)

Reeves Telecom Limited Partnership

(Name of Subject Company)

Reeves Telecom Limited Partnership

 (Name(s) of Person(s) Filing Statement)

Limited Partnership Units

 (Title of Class of Securities)

None

 (CUSIP Number of Class of Securities)

Davis P. Stowell, President	Copy to:
Grace Property Management, Inc	Thomas A. Klee, Esq.
55 Brookville Road	Law Office of Thomas A. Klee
Glen Head, NY 11545	55 Bath Crescent Lane
(516) 686-2201	Bloomfield, CT 06002
(860) 242-0004

 (Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the person filing statement)

[ ]	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

ITEM 1. SUBJECT COMPANY INFORMATION.

(a) Name and Address. The name of the subject company is Reeves Telecom Limited Partnership, a South Carolina limited partnership (the “Partnership”). The address and telephone number of the principal executive office of the Partnership is c/o Grace Property Management, Inc., 55 Brookville Road, Glen Head, NY 11545, (516) 686-2201.

(b) Securities. The Offer (as defined in Item 2) is for any and all limited partnership units (the “Units”) of the Partnership, including shares of common stock of Reeves Telecom Corporation (the “Corporation”), the predecessor of the Partnership, which have not been exchanged for Units on a 1-for-1 basis pursuant to the terms of the Corporation’s 1979 plan of liquidation, as amended. As of May 31, 2006, there were 1,811,562 Units issued and outstanding (including shares of common stock that have not been exchanged for Units).

ITEM 2. IDENTITY AND BACKGROUND OF FILING PERSON.

(a) Name and Address. This Schedule 14D-9 is being filed by the Partnership, the general partner of which is Grace Property Management, Inc. (“GPM”). The address and telephone number of the principal executive office of the Partnership is c/o GPM, 55 Brookville Road, Glen Head, NY 11545, (516) 686-2201.

(d) Tender Offer. This Schedule 14D-9 relates to the offer by Reeves Telecom Acquisition Corp. (the “Offeror”) to purchase any and all outstanding Units of the Partnership at a price of $1.50 per Unit, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase and the related Letter of Transmittal (which together, as they may be amended and supplemented from time to time, constitute the “Offer”) and which are filed as exhibits to the Schedule TO filed by the Offeror on June 14, 2006.

ITEM 3. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

(d) Conflicts of Interest. The President and sole shareholder of the Offeror is John S. Grace. The general partner of the Partnership is GPM, the shares of which are held in trust for the benefit of Mr. Grace. Therefore, the Offeror may be deemed to be an “affiliate,” as that term is defined in Rule 12b-2 under the Securities Exchange Act of 1934, as amended, of the Partnership and the general partner of the Partnership.

GPM, the Partnership’s general partner, and thereby an affiliate of the Offeror, charges the Partnership general partner fees. An affiliate of GPM, and thereby an affiliate of the Offeror, charges the Partnership for office space used by officers of the general partner. Officers of GPM charge the Partnership for their out-of-pocket expenses incurred when traveling on Partnership business. The amounts charged the Partnership during the three months ended March 31, 2006 and the twelve months ended December 31, 2005 and 2004, are set forth in the table below.

CHARGES BY GENERAL PARTNER AND ITS AFFILIATES

	3 Months Ended	12 Months Ended December 31,
	March 31, 2006	2005	2004
General partner’s fee	$40,000	$150,000	$80,000
Rent for office space	4,750	18,000	15,000
Reimbursement for travel expenses	-0-	-0-	2,752
Total charges	$44,750	$168,000	$97,752

An affiliate of GPM, and thereby an affiliate of the Offeror, is paid consulting fees in connection with the sale by the Partnership in 2001 of the assets of the golf course and country club. Such consulting fees are equal to 2½% of the gross purchase price paid in cash at the March 2001 closing and thereafter 2½% of the principal payments received by the Partnership on the promissory note issued as part of the consideration for the sale. All of such consulting fees have been fully accrued on the Partnership’s financial statements and are paid as and when principal on the promissory note is received by the Partnership. Assuming that all future payments of principal are received in a timely manner, the Partnership will pay additional consulting fees to such affiliate of GPM of $113 in 2006, $124 in 2007, and $3,221 in 2008. Given the relatively minor amounts of each monthly payment prior to maturity, the Partnership will pay consulting fees to the affiliate of GPM semi-annually in arrears. Interest for late payments in respect of such quarterly payments of consulting fees has been waived.

ITEM 4. THE SOLICITATION OR RECOMMENDATION.

(a) Solicitation Recommendation. The Partnership and its general partner are unable to make any recommendation to Unit holders of the Partnership as to whether they should tender or refrain from tendering their Units in the Offer. Each Unit holder must make his or her own decision as to whether to tender their Units in the Offer and, if so, how many Units to tender.

(b) Reasons. The Partnership and its general partner are unable to make any recommendation to Unit holders of the Partnership as to whether they should tender or refrain from tendering their Units in the Offer because the Offer is being made by an affiliate of the Partnership and GPM, its general partner.

(c) Intent to Tender. The Partnership and GPM, its general partner, will not tender any Units in the Offer and have no knowledge of whether any other party will or will not tender Units in the Offer.

ITEM 5. PERSON/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

(a) Solicitations or Recommendations. No persons or classes of persons have been directly or indirectly employed, retained, or are to be compensated by the Partnership, nor any person acting on its behalf, to make solicitations or recommendations in connection with the Offer.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

(b) Securities Transactions. During the past sixty (60) days, no transactions with respect to the Units have been effected by the Partnership or any affiliates, GPM, or any of GPM’s executive officers, directors and affiliates, other than the commencement of the Offer.

ITEM 7. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

(d) Subject Company Negotiations. The Partnership and GPM, its general partner, are not undertaking or engaged in any negotiations in response to the Offer that relate to a tender offer or other acquisition of the Partnership Units or any other action in response thereto.

ITEM 8. ADDITIONAL INFORMATION.

(b) Other Material Information. Not applicable.

ITEM 9. EXHIBITS.

(a)(1) Press release issued by the Partnership dated June 12, 2006. Incorporated by reference from Exhibit (a)(1) to Schedule 14D-9 filed by the Partnership on June 12, 2006.

(a)(2) Press release issued by the Partnership dated June 15, 2006.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 15, 2006	REEVES TELECOM LIMITED PARTNERSHIP

By: Grace Property Management, Inc.
Its: General Partner

By: /s/ Davis P. Stowell
Davis P. Stowell
Its: President